FOR IMMEDIATE RELEASE

ENTERRA UPDATES YEAR-END TAX INFORMATION

Comments on Recent Canadian Budget Proposals

Calgary, AB-April 2, 2004 – (NASDAQ: EENC, TSX: ENT.UN) Enterra wishes to provide its unitholders with tax information related to its distributions and to comment on the recent proposed amendments to the Income Tax Act (Canada) which will affect mutual fund trusts, such as Enterra Energy Trust (“Enterra”).

MARCH 23, 2004 CANADIAN FEDERAL BUDGET

On March 23, 2004, the Canadian government tabled its federal budget and proposed amendments to the Income Tax Act (Canada) which will affect mutual fund trusts, such as Enterra, in terms of their trust structure, distributions and non-resident ownership.  Enterra has reviewed the proposed amendments presented in the budget and does not at this time contemplate any changes as a result of these proposed amendments.

Enterra’s status as a mutual fund trust remains unchanged under the proposed amendments.  Enterra’s current trust structure allows for levels of non-resident ownership greater than 50%.  The proposed amendments will not require Enterra to reduce its non-resident ownership.

The proposed amendments are designed to limit the level of investment by pension funds in business income trusts after 2004.  This measure should not impact Enterra unitholders, as Enterra is not considered a business income trust for the purposes of this limitation.

The proposed amendments also extend the scope of existing non-resident withholding tax.  These measures should not impact Enterra unitholders due to the nature of Enterra’s properties and distributions.  As a result, the proposed changes are not expected to impact the amount of distributions received by unitholders each month.

CANADIAN INDIVIDUAL UNITHOLDERS:

The following information is intended to assist individual Canadian unitholders of Enterra in the preparation of their 2003 T1 Income Tax Return. This summary is directed to a unitholder who, for the purposes of the Act, is a resident of Canada and holds the Trust Units as capital property.

Distributions paid by Enterra contain both an income portion and a return of capital portion.  The tax deferred, or return of capital portion, reduces the unitholder's adjusted cost base of his/her trust units.

Enterra’s December 2003 distribution (paid in January 2004) is a taxable event for the 2003 calendar year.  The components of that distribution for purposes of 2003 tax reporting were 72.37% taxable and 27.63% return of capital (tax deferred).

UNITED STATES INDIVIDUAL UNITHOLDERS:

The following information is provided for general information only. Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in their country of residence for the tax treatment of distributions.

U.S. unitholders should note that the December 2003 distribution (paid in January 2004) is not to be included in their 2003 tax return, but will be included in their 2004 tax return as dividend income.

U.S. unitholders who receive cash distributions are generally subject to a 15% Canadian withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law.  U.S. taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.  The foreign tax credit limitations are very complex and U.S. taxpayers should consult with their tax advisors regarding its application.

(more)

Enterra Energy Trust News Release

April 2, 2004

U.S. unitholders will receive a form NR4 which will show the distributions paid and the amount of Canadian tax withheld from these distributions.  This form provides the necessary information for U.S. unitholders to claim a foreign tax credit when filing their U.S. tax returns.  No other form will be issued to U.S. unitholders

U.S. investors may also seek a refund of Canadian withholding tax related to amounts withheld on non-taxable distributions (from a Canadian tax perspective) by filing Form NR7-R, Application for Refund of Non-Resident Tax Withheld.

SUMMARY

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but only a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Enterra trust units.  Holders or potential holders of trust units should consult their own income tax advisors as to the particular income tax consequences of holding the trust units.

Company contacts:

Investor Relations:
Enterra Energy Trust

The Equity Group Inc.

Luc Chartrand, 403/213-2502

Linda Latman, 212/836-9609

Lynn Wiebe, 403/538-3237

Sarah Torres, 212/836-9611

www.enterraenergy.com

www.theequitygroup.com